UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Fundrise eFund, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in Statements Regarding Forward-Looking Information in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 63) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise eFund, LLC (formerly known as Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC) (the “Company”) is a Delaware limited liability company formed on November 19, 2015, to acquire property for the development, sale, and/or rental of Single Family Housing (as defined below) and last mile logistics centers in any metropolitan statistical area (“MSA”) in the United States. Operations substantially commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). The use of the terms “Fundrise eFund”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise eFund, LLC unless the context indicates otherwise.

We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any MSA in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to continue to use substantially all of the net proceeds from our initial and subsequent offerings of common shares of the Company (the “Offering(s)”) to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate.

The Company has initiated a proposed merger with Fundrise Real Estate Interval Fund II, LLC (the “Flagship Fund II”), where the Flagship Fund II will be the surviving entity, that is anticipated to be completed before the end of the calendar year. This action is intended to enhance long-term returns for existing shareholders through greater diversification, minimized operating costs, and increased economies of scale.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com, which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 27), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

During the fourth quarter of 2022, our Manager closed the Offering. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. The Company may also continue to incur additional offering-related costs related to strategic initiatives, including potential business combinations. As of both June 30, 2025 and December 31, 2024, we have raised total gross offering proceeds of approximately $119.8 million from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). As of both June 30, 2025 and December 31, 2024, we have settled subscriptions in our Offerings and private placements of approximately 10.9 million of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price will be adjusted semiannually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal semiannual period (“NAV per share”).

Below is the NAV per share since December 31, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2023	$11.44	Form 1-U
June 29, 2024	$11.45	Form 1-U
December 31, 2024	$11.63	Form 1-U
June 30, 2025	$11.79	Form 1-U

Distributions

We do not expect to declare any distributions until sufficient returns, if any, have been received by the Company. In addition, as we expect to continue to primarily invest in the acquisition of last mile logistical centers or in properties that have significant capital requirements, these properties may not immediately generate cash flow from operations. Thus, our ability to make distributions may be negatively impacted. As of June 30, 2025, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) in the event that not all redemptions are honored in a given month, the redemption requests not fully honored must be resubmitted in order to be considered for redemption in a future month; and (ii) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. During the third quarter of 2025, in advance of a proposed merger involving the Company, the redemption plan has been temporarily suspended, and the Company is not currently processing redemption requests.

As of June 30, 2025 and December 31, 2024, approximately 5.7 million and 4.8 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the redemptions during the six months ended June 30, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenue and cash flows from investments in the development, sale, and/or rental of Single Family Housing and last mile logistics centers. We may also invest in other commercial, industrial, or residential properties and, to a lesser extent, in real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition to the unaudited consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2025 and 2024, we had total net (loss) income of approximately $(251,000) and $1.4 million, respectively. Further information on certain changes in our results of operations is as follows:

Revenue

Interest Revenue

For the six months ended June 30, 2025 and 2024, we earned interest revenue of approximately $174,000 and $85,000, respectively. The increase in interest revenue is primarily attributable to the investments in real estate debt held during the six months ended June 30, 2025 having a total higher principal balance and interest rate than the investment in real estate debt held during the six months ended June 30, 2024.

Expenses

Rental Real Estate Properties Operating and Maintenance

For the six months ended June 30, 2025 and 2024, we incurred rental real estate properties operating and maintenance expenses of approximately $484,000 and $634,000, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The decrease in operating and maintenance expenses for rental real estate properties was primarily attributable to lower maintenance and turnover costs, resulting from fewer homes in the portfolio following sales during the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Depreciation and Amortization

For the six months ended June 30, 2025 and 2024, we incurred depreciation and amortization expense of approximately $582,000 and $675,000, respectively. The decrease in depreciation and amortization expense is primarily attributable to the rental real estate properties sold during the six months ended June 30, 2025.

Investment Management Fees – Related Party

For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $303,000 and $362,000, respectively. The decrease in investment management fees is directly related to the decrease in the semiannual average net assets, as the investment management fee is calculated as a percentage of net assets each semiannual period. The overall decrease in average net assets is primarily attributable to redemptions throughout the prior period.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $628,000 and $419,000, respectively, which includes auditing and professional fees, legal fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is primarily attributable to higher professional services, tax-related costs, and other operational expenses during the six months ended June 30, 2025 as compared to the corresponding period in 2024.

Other Income (Expenses)

Interest Income - Related Party

For the six months ended June 30, 2025 and 2024, we earned interest income of approximately $160,000 and $0, respectively. The increase in related party interest income is primarily attributable to interest accrued on the promissory notes receivable extended to National Lending, LLC (“National Lending”) in the current period. See Note 10, Related Party Arrangements to the unaudited consolidated financial statements for further information regarding National Lending.

Gain on Sale of Real Estate

For the six months ended June 30, 2025 and 2024, we recognized approximately $371,000 and $1.9 million, respectively, of gain on the sale of real estate. The decrease in gain on sale of real estate is primarily attributable to the decrease in the number of real estate properties sold during the six months ended June 30, 2025 as compared to the corresponding period in 2024. There were five single-family homes and four small lot ordinances sold during the six months ended June 30, 2025 compared to sixteen single-family homes sold during the six months ended June 30, 2024.

Interest Expense

For the six months ended June 30, 2025 and 2024, we incurred interest expense of approximately $213,000 and $0, respectively. The increase in interest expense is attributable to the closing of a mortgage loan, secured by the underlying real estate property of two of our wholly owned subsidiaries, during the six months ended June 30, 2025. See Note 11, Mortgage Payable, net to the unaudited consolidated financial statements for more information.

Impairment Loss

For the six months ended June 30, 2025 and 2024, we incurred impairment losses of approximately $129,000 and $0, respectively. The Company periodically evaluates the carrying value of its real estate properties for impairment. During the six months ended June 30, 2025, the Company identified one real estate property for which the carrying amount of the real estate investment exceeded its fair value. The excess was determined not to be recoverable; accordingly, the Company recognized an impairment loss of approximately $129,000 to reduce the asset to its fair value. No impairment was recorded during the six months ended June 30, 2024.

Insurance Proceeds

For the six months ended June 30, 2025 and 2024, we recognized approximately $0 and $116,000, respectively, of insurance proceeds. The insurance proceeds were related to fire damage that occurred at one of our rental real estate properties in the second half of 2023. The amount recognized during the six months ended June 30, 2024 is related to the resolution of the insurance claim and the amount recovered in excess of the estimated amount. No comparable event occurred during the six months ended June 30, 2025.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through June 30, 2025. See “Recent Developments” in this Semiannual Report for a description of investments we have made since June 30, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Residential Rental Real Estate Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
H41 (1)	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463 (2)	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
H412 (3)	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511(4)	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413 (5)	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291 (6)	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
E91	90011	(7)	(7)	12/11/2018	$1,790,000	Initial	N/A
E62 (8)	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1
W18 (9)	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E42 (10)	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30 (11)	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55 (12)	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
344 (13)(14)	20011	4 / 3.5	1,660	11/30/2020	$765,000	Initial	Update 1 Update 2
317 (13)(15)	90018	3 / 2	1,400	11/30/2020	$675,000	Initial	Update
E81 (13)(16)	90011	3 / 1	1,700	11/30/2020	$540,000	Initial	Update
E35 (13)(17)	90011	3 / 1	1,148	11/30/2020	$530,000	Initial	Update
W47 (13)(18)	90011	3 / 1	1,305	11/30/2020	$455,000	Initial	Update
E22 (13)(19)	90011	2 / 1	1,008	11/30/2020	$455,000	Initial	Update
E85 (13)(20)	90011	3 / 1	1,320	11/30/2020	$510,000	Initial	Update
W114 (13)(21)	90037	5 / 1	2,401	11/30/2020	$680,000	Initial	Update
P50 (13)(22)	90011	3 / 2	1,841	11/30/2020	$530,000	Initial	Update
E44 (13)(23)	90011	4 / 2	1,584	11/30/2020	$535,000	Initial	Update
C38 (13)(24)	90011	4 / 2	1,730	11/30/2020	$530,000	Initial	Update
W145 (13)(25)	90062	3 / 1.5	1,500	11/30/2020	$630,000	Initial	N/A
H95 (13)(26)	30310	3 / 2	1,300	11/30/2020	$288,000	Initial	N/A
251 (13)(27)	90043	2 / 1	1,000	11/30/2020	$550,000	Initial	N/A
M77 (13)(28)	30316	2 / 1	1,000	11/30/2020	$247,000	Initial	N/A
236 (13)(29)	90018	3 / 2	1,800	11/30/2020	$735,000	Initial	N/A
O92 (13)(30)	30310	3 / 3	2,000	11/30/2020	$330,000	Initial	N/A
935 (13)(31)	90018	3 / 1	1,300	11/30/2020	$755,000	Initial	N/A
536 (13)(32)	90018	4 / 2	1,269	11/30/2020	$790,000	Initial	N/A
S375 (13)(33)	90018	4 / 3	1,678	11/30/2020	$760,000	Initial	N/A

(1)	H41 was sold on March 17, 2025 for a sales price of approximately $725,000.

(2)	463 was sold on October 7, 2024 for a sales price of approximately $730,000.

(3)	H412 was sold on April 3, 2025 for a sales price of approximately $750,000.
(4)	511 was sold on May 1, 2024 for a sales price of approximately $715,000.

(5)	413 was sold on May 10, 2024 for a sales price of approximately $805,000.

(6)	291 was sold on June 21, 2024 for a sales price of approximately $740,000.

(7)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(8)	E62 was sold on February 23, 2024 for a sales price of approximately $599,000.

(9)	W18 was sold on July 30, 2024 for a sales price of approximately $750,000.

(10)	E42 was sold on March 22, 2024 for a sales price of approximately $955,000.

(11)	H30 was sold on September 11, 2024 for a sales price of approximately $850,000.

(12)	G55 was sold on March 26, 2024 for a sales price of approximately $950,000.

(13)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(14)	344 was sold on July 31, 2024 for a sales price of approximately $890,000.

(15)	317 was sold on December 27, 2024 for a sales price of approximately $725,000.

(16)	E81 was sold on December 3, 2024 for a sales price of approximately $635,000.

(17)	E35 was sold on May 12, 2025 for a sales price of approximately $693,000.
(18)	W47 was sold on July 18, 2024 for a sales price of approximately $585,000.

(19)	E22 was sold on November 18, 2024 for a sales price of approximately $560,000.

(20)	E85 was sold on June 26, 2024 for a sales price of approximately $640,000.

(21)	W114 was sold on June 5, 2024 for a sales price of approximately $849,000.

(22)	P50 was sold on May 15, 2025 for a sales price of approximately $725,000.
(23)	E44 was sold on March 11, 2025 for a sales price of approximately $440,000.

(24)	C38 was sold on August 9, 2024 for a sales price of approximately $670,000.

(25)	W145 was sold on February 16, 2024 for a sales price of approximately $680,000.

(26)	H95 was sold on January 23, 2024 for a sales price of approximately $260,000.

(27)	251 was sold on March 27, 2024 for a sales price of approximately $717,000.

(28)	M77 was sold on January 24, 2024 for a sales price of approximately $305,000.

(29)	236 was sold on February 23, 2024 for a sales price of approximately $830,000.

(30)	O92 was sold on March 7, 2024 for a sales price of approximately $300,000.

(31)	935 was sold on June 28, 2024 for a sales price of approximately $860,000.

(32)	536 was sold on June 26, 2024 for a sales price of approximately $840,000.

(33)	S375 was sold on November 26, 2024 for a sales price of approximately $810,000.

Industrial Rental Real Estate Properties:

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
4700 Eisenhower Ave Controlled Subsidiary	Alexandria, VA	Industrial	45,000	12/06/2021	$14,100,000	5 Years	Initial	Update 1
Chattahoochee Ave Controlled Subsidiary	Atlanta, GA	Industrial	100,000	01/05/2022	$13,000,000	5 Years	Initial	N/A

Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties (1)	90034	15,800	(1)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland - Controlled Subsidiary (2)	90029	13,000	(2)	$2,143,000	14	Initial	Update 1 Update 2
RSE L6025 - Controlled Subsidiary	90042	27,000	(3)	$2,976,000	18	Initial	Update 1 Update 2
SC Group 6845 Figueroa, LLC	90042	18,400	(4)	(4)	12	Initial	Update 1 Update 2

(1)	CNP 36 Properties is comprised of two parcels: an approximately 8,300 square foot lot purchased on May 3, 2018 for approximately $1.6 million and an approximately 7,500 square foot lot purchased on March 23, 2018 for approximately $1.1 million. The CNP 36 Properties was sold on September 8, 2023 for a sales price of approximately $3.6 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.1 million. As of June 30, 2025, this loan was fully repaid and is no longer outstanding. See debt investments below.

(2)	NPSC Westmoreland - Controlled Subsidiary is comprised of two parcels: an approximately 5,800 square foot lot purchased on March 15, 2018 for approximately $1.1 million and an approximately 7,200 square foot lot purchased on November 9, 2017 for approximately $1.0 million. The NPSC Westmoreland - Controlled Subsidiary was sold on December 23, 2024 for a sales price of approximately $2.8 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.5 million. As of June 30, 2025, this loan was classified as “Investments in real estate debt” on the consolidated balance sheet. See debt investments below.

(3)	RSE L6025 Controlled Subsidiary is comprised of three parcels: L60 (acquired August 3, 2018) for approximately $794,000, L602 (acquired September 11, 2018) for approximately $952,000, and the latest investment, L6025, was acquired on June 26, 2019 for an initial purchase price of approximately $1.2 million. Proceeds were used to acquire approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes. RSE L6025 Controlled Subsidiary was sold on May 22, 2025 for a sales price of approximately $3.6 million.

(4)	On February 3, 2019, the SC Group 6845 Figueroa, LLC senior loan executed a loan modification extending the maturity date of the loan to May 3, 2019. The loan principal increased to approximately $2.4 million In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the investment in real estate debt. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020. SC Group 6845 Figueroa, LLC property was sold on April 3, 2025 for a sales price of approximately $2.4 million.

Residential Properties – Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
							Update 1
							Update 2
H13 - Controlled Subsidiary (1)	20009	2 / 1	2,072	11/30/2020	$1,228,000	Initial	Update 3
							Update 1
M20 - Controlled Subsidiary (1)(2)	20018	3 / 1	1,760	11/30/2020	$600,000	Initial	Update 2
M184 (1)	90062	4 / 2	1,629	11/30/2020	$750,000	Initial	N/A
S56 (1)	90016	3 / 3	1,300	11/30/2020	$840,000	Initial	N/A
P29 (1) (3)	90016	3 / 1	1,600	11/30/2020	$875,000	Initial	N/A
S37 (1)	90018	3 / 1	900	11/30/2020	$560,000	Initial	N/A

(1)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(2) (3)	M20 was sold on November 27, 2024 for a sales price of approximately $975,000. This asset was classified as held for sale as of June 30, 2025.

Joint Venture, Senior Loans, and Other Investments:

Real Property Controlled Subsidiaries (Joint Venture Investments)	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
CNP 36 Senior Loan(6)	90034	09/08/2023	8.0%	06/08/2024	$2,100,000	58.3%	58.3%	Initial	Update
NPSC Westmoreland Senior Loan (7)	90029	12/24/2024	6.0%	09/23/2025	$2,475,000	90.0%	90.0%	Initial	N/A

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	Loan-to-value ratio (“LTV”), is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	Loan-to-cost ratio (“LTC”), is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On September 8, 2023, the CNP 36 Properties, previously held by the Company as an “Investment in real estate held for sale”, sold for a sales price of approximately $3.6 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2.1 million. As of June 30, 2025, the loan was fully repaid and is no longer outstanding. See Note 5, Investments in Real Estate Debt for further information.

(7)	On December 23, 2024, the NPSC Westmoreland - Controlled Subsidiary, previously held by the Company as an “Investment in real estate held for sale”, sold for a sales price of approximately $2.8 million. To finance the acquisition, the borrower entered into a first mortgage bridge loan with the Company for a principal balance of approximately $2.5 million. See Note 5, Investments in Real Estate Debt for further information.

Other Investments

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1.0 million which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). On November 23, 2022, the agreement converted into 1,186,127 shares of Series B preferred stock of Saltbox, Inc. In connection with this conversion, we funded approximately $375,000 to the Saltbox Investment to acquire 400,827 additional shares of Series B preferred stock. See Form 1-U for the update and Note 7, Equity Securities to the unaudited consolidated financial statements for more information.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 6, Derivative Financial Instruments to the unaudited consolidated financial statements for more information. See the initial Form 1-U for an overview.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2025, we had fourteen investments totaling approximately $68.6 million in deployed capital and had approximately $8.4 million in cash and cash equivalents. As of June 30, 2025, we anticipate that cash on hand, future cash flows from operations and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of September 18, 2025 and June 30, 2025. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Over the past six months, we’ve experienced the benefits of being invested in the right locations and asset types, even amidst sustained headwinds from elevated borrowing costs.

In September 2024, the Federal Reserve (the “Fed”) began its much anticipated rate cutting cycle, which in turn initially translated to positive performance across most of the portfolio; however, recent announcements suggest a slower and more uncertain path to additional cuts. Interest rates have yet to meaningfully decrease, but we still expect a decrease in interest rates in the long-term. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. We believe this recovery will continue to gain momentum in the coming years. Additionally, we expect that near-term impacts of many of the new administration's tariff, immigration, and other policies (which we expect to result in slower economic growth and higher construction costs) will in turn lead to higher values for most of the portfolio. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes.

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated. We believe this indicates that similar or larger gains could be achieved as rates continue to decrease. We expect that the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that the new political administration and ongoing policy shifts will continue to impact the economy, potentially through the deregulation of the financial sector, the impact of tariffs, reduced immigration and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens and more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only increase investment demand but to also further reduce future supply, compounding the existing supply constraints, which would result in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we had no off-balance sheet arrangements.

Recent Developments

Investments

As of September 18, 2025, the Company sold two real estate investments, one that was classified as real estate held for sale and one that was classified as rental real estate as of June 30, 2025. Sale proceeds totaled approximately $2.0 million.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise eFund, LLC

Fundrise eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2025 (unaudited)	December 31, 2024 (*)
ASSETS
Cash and cash equivalents	$8,400	$7,320
Other assets, net	2,289	2,773
Due from related party	16,960	-
Investments in rental properties, net	35,349	37,933
Investments in real estate held for improvement	2,470	9,559
Investments in real estate held for sale	1,120	348
Investments in equity method investees	3,114	3,014
Real estate debt investments	2,475	4,575
Equity securities	1,486	1,486
Derivative financial instruments	27	27
Total Assets	$73,690	$67,035

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$431	$335
Due to related party	163	177
Deferred interest revenue	36	114
Rental security deposits and other liabilities	8	19
Mortgage payable, net	14,276	-
Redemptions payable	3,456	777
Below-market lease, net	14	17
Total Liabilities	18,384	1,439

Members’ Equity:
Common shares; unlimited shares authorized; 10,898,060 and 10,898,060 shares issued, and 5,198,376 and 6,066,003 outstanding as of June 30, 2025 and December 31, 2024, respectively	53,911	63,950
Retained earnings	1,395	1,646
Total Members’ Equity	55,306	65,596
Total Liabilities and Members’ Equity	$73,690	$67,035

*Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Revenue
Interest revenue	$174	$85
Rental and other property revenue	1,307	1,293
Total revenue	1,481	1,378

Expenses
Rental properties operating and maintenance	484	634
Depreciation and amortization	582	675
Investment management fee - related party	303	362
General and administrative expenses	628	419
Total expenses	1,997	2,090

Other income (expense)
Equity in losses	(20)	-
Interest income - related party	160	-
Dividend income	96	68
Gain on sale of real estate	371	1,918
Interest expense	(213)	-
Impairment loss	(129)	-
Insurance proceeds	-	116
Decrease in fair value of derivative financial instrument	-	(2)
Total other income (expense)	265	2,100

Net income (loss)	$(251)	$1,388

Net income (loss) per common share	$(0.04)	$0.20
Weighted average number of common shares outstanding	5,794,586	6,995,904

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise eFund, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2024 (*)	6,066,003	$63,950	$1,646	$65,596
Proceeds from issuance of common shares	-	-	-	-
Redemptions of common shares	(867,627)	(10,022)	-	(10,022)
Offering costs		(17)	-	(17)
Net loss	-	-	(251)	(251)
June 30, 2025 (unaudited)	5,198,376	$53,911	$1,395	$55,306

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2023 (*)	7,304,761	$78,272	$156	$78,428
Proceeds from issuance of common shares	-	-	-	-
Redemptions of common shares	(698,349)	(8,034)	-	(8,034)
Offering costs	-	(7)	-	(7)
Net income	-	-	1,388	1,388
June 30, 2024 (unaudited)	6,606,411	$70,232	$1,544	$71,776

*Derived from the audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(251)	$1,388
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in losses	20	-
Depreciation and amortization	582	675
Amortization of below-market lease	(2)	(2)
Amortization of deferred rental revenue	9	-
Amortization of debt issuance costs	20	-
Amortization of deferred leasing costs	105	102
Bad debt expense	-	9
Impairment loss	129	-
Gain on insurance proceeds	-	(116)
Gain on sale of real estate	(371)	(1,918)
Decrease in fair value of derivative financial instrument	-	2
Changes in assets and liabilities:
Net decrease (increase) in due from related party	(160)	-
Net decrease (increase) in other assets	370	(405)
Net increase (decrease) in due to related party	(15)	(32)
Net increase (decrease) in accounts payable and accrued expenses	102	(2)
Net increase (decrease) in deferred interest revenue	(78)	(73)
Net increase (decrease) in rental security deposits and other liabilities	(11)	(13)
Net cash provided by (used in) operating activities	449	(385)
INVESTING ACTIVITIES:
Improvements of real estate held for improvement	(242)	(88)
Improvements in rental properties	-	(107)
Improvements of real estate held for sale	(2)	(23)
Proceeds from sale of real estate	8,810	10,368
Investment in equity method investees	(120)	(403)
Repayment of investment in real estate debt	2,100	-
Issuance of note receivable - related party	(16,800)	-
Net cash provided by (used in) investing activities	(6,254)	9,747
FINANCING ACTIVITIES:
Proceeds from mortgage payable	14,500	-
Payment of deferred financing costs	(244)	-
Offering costs paid	(28)	(7)
Redemptions paid	(7,343)	(8,400)
Net cash provided by (used in) financing activities	6,885	(8,407)

Net increase (decrease) in cash and cash equivalents	1,080	955
Cash and cash equivalents, beginning of period	7,320	4,563
Cash and cash equivalents, end of period	$8,400	$5,518

SUPPLEMENTAL DISCLOSURE OF FINANCING ACTIVITY:
Cash paid for interest - mortgage payable	$115	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise eFund, LLC was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any metropolitan statistical area (“MSA”) in the United States as opportunity dictates. Along with acquiring the assets described in the foregoing sentence, we expect to use substantially all of the net proceeds from our initial and subsequent Regulation A (defined below) offerings of common shares of the Company (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We have elected to be treated as a partnership for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise eFund, LLC except where the context otherwise requires. The Company has one reportable segment consisting of investments in real estate.

Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s initial and subsequent Offerings have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified $66.9 million of shares on December 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the fourth quarter of 2022, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act, as determined by the Manager. The Company may also continue to incur additional offering-related costs related to strategic initiatives, including potential business combinations.

As of June 30, 2025 and December 31, 2024, after redemptions, the Company has net common shares outstanding of approximately 5.2 million and 6.1 million respectively, including common shares held by related parties. As of both June 30, 2025 and December 31, 2024, 1,414 common shares were held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, at an average of $10.93 per share for an aggregate purchase price of approximately $15,500.

As of both June 30, 2025 and December 31, 2024, the Company’s total amount of equity outstanding on a gross basis was approximately $119.8 million. As of June 30, 2025 and December 31, 2024, all subscriptions had settled.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2024 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2024 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIE”) in accordance with FASB ASC 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2025 and December 31, 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When an investment in real estate debt is funded net of a deferred interest reserve and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces the deferred interest revenue until such time that the reserve is exhausted or the investment in real estate debt is redeemed. Any remaining deferred interest revenue balance will be applied to the investment in real estate debt balance upon redemption.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2025 and 2024, the Company directly incurred offering costs of approximately $17,000 and $7,000, respectively. As of June 30, 2025 and December 31, 2024, $0 and $11,000, respectively, remained payable.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and 2024.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

 Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental real estate properties or (ii) held for redevelopment or are in the process of being renovated.

 In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above-market leases, acquired in-place leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

 The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental and other property revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

The amortization of deferred leasing costs, such as lease incentives, is recorded as an adjustment to rental and other property revenue on the Company’s consolidated statements of operations. Lease incentives include costs incurred on behalf of the lessee whose benefit solely accrues to the lessee when determined at commencement of the lease. They include allowances for leasehold improvements determined to be assets of the lessee, moving costs, costs to terminate the lessee’s pre-existing lease, or other unspecified payments to incentivize the lessee to lease the space. Similarly, losses incurred by the Company as a result of assuming a lessee’s preexisting lease with a third party are also be considered a lease incentive. The Company will estimate the value of such lease incentive based on the total remaining costs reduced by the expected benefits from the assumed lease or use of the assumed underlying asset. At lease execution, lease incentives are accrued as a deferred cost and amortized as an adjustment to rental and other property revenue, on a straight-line basis over the accounting lease term.

 For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

 At the completion of the improvement plan, a property is classified as either a rental real estate property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

 Costs capitalized in connection with property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 40 years
Site improvements	5 - 20 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2025 and 2024, impairment loss of approximately $129,000 and $0, respectively, was incurred.

Investments in Real Estate Held For Sale

 From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

 Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within investments in real estate held for sale on our consolidated balance sheets.

Investments in Real Estate Debt

 Our investments in real estate debt may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans, and preferred equity interests in unconsolidated joint ventures.

 Our investments in real estate debt are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of the allowance for credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2025 and December 31, 2024, no investments in real estate debt had an associated credit loss.

Investment in Equity Method Investee

  If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

 With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent a return on investment and cumulative distributions received in excess of the cumulative equity in earnings represent a return of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to our equity method investee during the six months ended June 30, 2025 and 2024, respectively.

Equity Securities

 Equity securities are initially measured at the transaction price plus transaction costs. Equity securities with a readily determinable fair value are subsequently measured at fair value based on the quoted share price of the securities with any related gains and losses, including unrealized gains and losses, recognized in “Other income (expense)” in the accompanying Consolidated Statements of Operations. Equity securities without a readily determinable fair value are measured at cost, less any impairment, and are adjusted to fair value only when there are observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Dividends earned on equity securities are recognized in “Dividend Income” in the accompanying Consolidated Statements of Operations.

Derivative Financial Instruments

 Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value on derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase or (decrease) in fair value of derivative financial instrument.” In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase or (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Share Redemptions

 Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

 The Company’s redemption plan provides that on a monthly basis, subject to certain exceptions, an investor has the opportunity to obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

 The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. As of June 30, 2025, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

 Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2025, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2025	$422
2026	858
2027	880
2028	902
2029	924
Thereafter	2,703
Total	$6,689

For the six months ended June 30, 2025, two tenants accounted for 100% of commercial operating leases.

Interest revenue is recognized on an accrual basis and includes, where applicable, the amortization of any related premiums, discounts, origination costs and fees. Interest revenue is recognized on investments in real estate debt classified as held to maturity securities and investments in debt securities.

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each real estate property is delivered and title and possession are transferred to the buyer. From time to time, we may finance a buyer’s acquisition of one of our real estate properties and the financing component may be significant. When the period between the date on which we transfer title and possession of the real estate property to the buyer and date on which the buyer is required to repay the financing component is one year or less, we employ practical expedient to not adjust the promised amount of consideration for the effects of the time value of money in determining the transaction price.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update (“ASU 2025-05”), Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Accounting Standards Update (“ASU 2025-03”), Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June  30, 2025, our rental real estate properties consisted of three single-family residential rentals, one quadplex rental, and two industrial rentals. As of December 31, 2024, our rental real estate properties consisted of seven single-family residential rentals, one quadplex rental, and two industrial rentals.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2025 (1) (2)	As of December 31, 2024
Land	$13,789	$14,845
Building and building improvements	18,152	19,327
Leasehold improvements	6,113	6,113
Site improvements	913	913
Furniture, fixtures, and equipment	12	13
Total gross investment in rental real estate properties	$38,979	$41,211
Less: accumulated depreciation	(3,630)	(3,278)
Total investment in rental real estate properties, net	$35,349	$37,933

(1)	During the six months ended June 30, 2025, four investments in rental real estate properties, with a cost basis of approximately $1.9 million, net of approximately $230,000 of accumulated depreciation, were sold for total proceeds of approximately $2.7 million.

(2)	During the six months ended June 30, 2025, impairment loss of approximately $129,000 was recognized on one rental real estate property and was recorded to “Investments in rental real estate properties, net” on the consolidated balance sheets.

As of June 30, 2025 and December 31, 2024, the carrying amount of the rental real estate properties above included cumulative capitalized acquisition costs of approximately $733,000 and $756,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $340,000 and $359,000, respectively.

During the six months ended June 30, 2025 and 2024, the Company recognized approximately $582,000 and $772,000, respectively, of depreciation expense on rental real estate properties. Depreciation expense during the six months ended June 30, 2025 included approximately $11,000 from investment properties that were either reclassified or sold during the year.

As of June 30, 2025 and December 31, 2024, we had three and eight single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2025 (1)	As of December 31, 2024
Land	$1,535	$6,382
Building and building improvements	823	2,468
Work in progress	112	709
Total investment in real estate held for improvement	$2,470	$9,559

(1)	During the six months ended June 30, 2025, one real estate investment was determined to be classified as held for sale and was reclassified from “Investments in real estate held for improvement” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclassification of approximately $1.1 million. During the six months ended June 30, 2025, four investments in real estate held for improvement, with a cost basis of approximately $6.2 million were sold for total proceeds of approximately $5.7 million.

As of June 30, 2025 and December 31, 2024, real estate held for improvement included capitalized acquisition costs of approximately $0 and $95,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $58,000, respectively.

4.	Investments in Real Estate Held for Sale

As of both June 30, 2025 and December 31, 2024, we had one single family residential property held for sale.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of June 30, 2025(1)	As of December 31, 2024
Land	$522	$159
Building and building improvements	598	189
Total investment in real estate held for sale	$1,120	$348

(1)	During the six months ended June 30, 2025, one real estate investment was determined to be classified as held for sale and was reclassified from “Investments in real estate held for improvement” to “Investments in real estate held for sale” on the consolidated balance sheets for a total reclassification of approximately $1.1 million. During the six months ended June 30, 2025, one investment in real estate held for sale, with a cost basis of approximately $350,000, was sold for total proceeds of approximately $405,000.

As of both June 30, 2025 and December 31, 2024, residential property held for sale included $0 of capitalized acquisition costs, which includes cumulative acquisition fees paid to the Sponsor.

5.	Investments in Real Estate Debt

As of June 30, 2025 and December 31, 2024, the Company held one and two investments in real estate debt, respectively.

The following table describes our investments in real estate debt activity (amounts in thousands):

Investments in Real Estate Debt	As of June 30, 2025	As of December 31, 2024
Beginning balance	$4,575	$2,100
Investments (1)	-	2,475
Principal repayments (2)	(2,100)	-
Ending balance	$2,475	$4,575

(1)

On December 23, 2024, the NPSC Westmoreland – Controlled Subsidiary, previously held by the Company as “Investment in real estate held for sale”, sold for a sales price of approximately $2.8 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carries an initial term of nine months with one three-month extension option.

(2)	On September 7, 2023, the CNP 36 Properties, previously held by the Company as “Investment in real estate held for sale”, sold for a sales price of approximately $3.6 million. To finance the acquisition, the purchaser entered into a first mortgage bridge loan with the Company. The loan carried an initial term of nine months and subsequently executed several extension options that carried the loan term to June 2025. As of June 30, 2025, the loan was fully repaid and is no longer outstanding.

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of both June 30, 2025 and December 31, 2024, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

6.	Derivative Financial Instruments

Saltbox, Inc. Common Stock Warrants

On October 21, 2021, our wholly-owned subsidiary, FR-SB Warrants, LLC, acquired warrants to purchase 896,426 shares of common stock of Saltbox, Inc. with an exercise price of $0.11 per share (the “Warrants”). The Warrants were granted to us by Saltbox, Inc. to incentivize performance under a real estate services agreement with Saltbox, Inc., whereby the Company pledged, but did not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants were subject to a vesting schedule based on certain deployment milestones. The real estate services agreement had expired as of December 31, 2023; therefore, as of both June 30, 2025 and December 31, 2024, 89,642 warrants had vested and we do not expect any additional warrants to vest.

The Warrants are classified as a derivative financial instrument on our consolidated balance sheets because they permit cashless exercise. We obtained the Warrants for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings. For the six months ended June 30, 2025 and 2024, we recognized a decrease in the fair value of the derivative financial instruments related to the Warrants of approximately $0 and $(2,000), respectively, in our consolidated statements of operations.

The fair value of our derivatives is estimated based on unobservable market inputs, such as option pricing and discounted cash flow models. The fair value of our derivatives as of June 30, 2025 and December 31, 2024 is shown below (dollar amounts in thousands):

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2025	Fair Value as of December 31, 2024
Saltbox, Inc. Common Stock Warrants	89,642 shares	10/21/2021	10/31/2026	$27	$27

7.	Equity Securities

Saltbox, Inc. Preferred Stock

Effective August 18, 2021, our wholly-owned subsidiary, FR-SB 1, LLC, entered into a Simple Agreement for Future Equity (“SAFE”) with Saltbox, Inc. for $1,000,000. Upon certain triggering events, the SAFE would automatically terminate in exchange for shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle us to receive cash proceeds equal to or in excess of the initial investment. On November 23, 2022, the SAFE held by our wholly-owned subsidiary, FR-SB 1, LLC, automatically terminated in exchange for 1,186,127 shares of preferred stock of Saltbox, Inc. Concurrently, we purchased an additional 400,827 shares of preferred stock.

The preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. The carrying value of the stock is adjusted only when there are observable price changes in orderly transactions for identical or similar investments. For the six months ended June 30, 2025 and 2024, we recognized no such impairment or observable price changes.

The balance of our equity securities as of June 30, 2025 and December 31, 2024 are shown below (dollar amounts in thousands):

Equity Security	Acquisition Date	As of June 30, 2025	As of December 31, 2024
Saltbox, Inc. Preferred Stock	11/23/2022	$1,486	$1,486

8.	Investment in Equity Method Investee

The table below presents the activity of the Company’s investment in equity method investee as of and for the periods presented (amounts in thousands):

Investment in Equity Method Investee:	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$3,014	$2,959
Additional investments in equity method investee	120	725
Equity in losses of equity method investee	(20)	(670)
Ending balance	$3,114	$3,014

As of June 30, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2025	As of December 31, 2024
Real estate assets, net	$3,134	$2,993
Other assets	1	25
Total assets	$3,135	$3,018

Other liabilities	$-	$1
Equity	3,135	3,017
Total liabilities and equity	$3,135	$3,018
Company’s equity investment	$3,114	$3,014

Condensed income statement information:	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Total revenue	$-	$-
Total expenses	20	20
Total other income (expense)	-	-
Net loss	$(20)	$(20)
Company’s equity in net loss of investee	$(20)	$-

9.	Fair Value of Financial Instruments

 We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

 Level 1 – Quoted market prices in active markets for identical assets or liabilities.

 Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

 Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, contractual receivables, other assets, and notes receivable from related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The carrying amount of the Company’s equity securities approximates fair value as the preferred stock has no readily determinable fair value, therefore we have elected the measurement alternative to carry the stock at cost minus impairment. We noted no observable price changes for identical or similar investment transactions and we recognized no impairment as of both June 30, 2025 and December 31, 2024 (Level 3). See Note 7, Equity Securities, for further details.

The only financial instruments as of June 30, 2025 and December 31, 2024 that are recorded at fair value on the consolidated balance sheets on a recurring basis are the derivative financial instruments. As of both June 30, 2025 and December 31, 2024, management estimated the fair value of our derivative financial instrument to be approximately $27,000. We classify these fair value measurements as Level 3 as we use significant unobservable inputs for these fair value measurements. See Note 6, Derivative Financial Instruments, for detail of these valuation inputs.

As of June 30, 2025 and December 31, 2024, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2025		December 31, 2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments in real estate debt	$2,475	$2,475	$4,575	$4,575
Total	$2,475	$2,475	$4,575	$4,575

Liabilities:
Mortgage payable	$14,500	$14,500	$-	$-
Total	$14,500	$14,500	$-	$-

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Investments in Real Estate Debt (Level 3): The fair values of our real estate debt investments are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates.

Mortgage payable (Level 3): The aggregate fair value of our mortgage payable principal balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying value of mortgage payable in the table above and the “Mortgage payable, net” in the consolidated balance sheets are due to unamortized deferred financing costs.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

 The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s Offerings, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Offering Cost for amount of offering costs incurred and payable as of June 30, 2025 and December 31, 2024.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2025 and 2024, the Manager incurred approximately $13,000 and $51,000 of costs on our behalf, respectively. As of both June 30, 2025 and December 31, 2024, approximately $0 were due and payable to the Manager.

 The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Beginning January 1, 2019, this fee has been based on our net assets at the end of the prior semiannual period.

The Manager waived the investment management fee from January 1, 2019 through December 31, 2022. For the six months ended June 30, 2025 and 2024, we incurred investment management fees of approximately $303,000 and $362,000, respectively. As of June 30, 2025 and December 31, 2024, approximately $152,000 and $163,000, respectively, were due and payable to the Manager.

The Company may be charged by the Manager a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the Single Family housing project or if there is no outside developer of the Single Family housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for both the six months ended June 30, 2025 and 2024. The Manager has waived all development fees from inception through June 30, 2025.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the six months ended June 30, 2025 and 2024, no special servicing fees have been incurred. As of both June 30, 2025 and December 31, 2024, no special servicing fees were payable to the Manager.

The Company will also pay the Manager a disposition fee in the event that a Single Family housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. The Manager waived the disposition fees incurred for both the six months ended June 30, 2025 and 2024. Therefore, as of both June 30, 2025 and December 31, 2024, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. During the six months ended June 30, 2025 and 2024, the Company purchased zero and one investment that was warehoused or owned by Fundrise Lending, LLC.

 For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 1,414 common shares as of both June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and 2024, the Sponsor incurred approximately $82,000 and $45,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2025 and December 31, 2024, approximately $11,000 and $14,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each participating eREIT or Fund receives ownership interests in National Lending in exchange for their contributions.

During the six months ended June 30, 2025, the Company issued promissory notes receivable to National Lending. Each promissory note bears a market rate of interest.

The following table summarizes the promissory notes receivable issued by the Company to National Lending during the six months ended June 30, 2025, as well as note receivable balances as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2025	Balance at December 31, 2024
2025 - A (1)	$1,500	5.25%	04/03/2026	$1,500	$-
2025 - B (2)	$15,300	5.25%	04/23/2026	$15,300	$-
			Total	$16,800	$-

(1)	On April 4, 2025, the Company extended a promissory note receivable to National Lending with a principal amount of $1.5 million. The secured note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 3, 2026 with National Lending’s repayment to the Company, including principal and accrued interest. For the six months ended June 30, 2025, the company earned approximately $18,000 in interest income on the promissory note to National Lending and the outstanding balance on the note was $1.5 million as of June 30, 2025.

(2)	On April 23, 2025, the Company extended a promissory note receivable to National Lending with a principal amount of $15.3 million. The secured note bears a 5.25% interest rate, and all interest is accruing, and will be received at maturity. The note matures on April 23, 2026 with National Lending’s repayment to the Company, including principal and accrued interest. For the six months ended June 30, 2025, the company earned approximately $142,000 in interest income on the promissory note to National Lending and the outstanding balance on the note was $15.4 million as of June 30, 2025.

11.	Mortgage Payable, net
The following is a summary of the mortgage payable by the Company as of June 30, 2025 and December 31, 2024 (dollar amounts in thousands):

Borrowers	Amount of Loan	Interest Rate	Maturity Date	Balance as of June 30, 2025	Balance as of December 31, 2024
FRIND- EISENHOWER, LLC and FRIND SB 1, LLC	$14,500	SOFR + 2.15%	04/17/2028	$14,500	$-

On April 18, 2025, the Company closed on a mortgage loan secured by two of its rental real estate properties for a principal amount of approximately $14.5 million, which matures on April 17, 2028. The mortgage loan bears interest at a floating rate of SOFR plus 2.15%, subject to a 0.00% floor until maturity. The mortgage loan calls for interest-only payments for the first 12 months, with subsequent principal and interest payments through maturity. For the six months ended June 30, 2025 and 2024, we incurred approximately $193,000 and $0, respectively, in interest expense related to the mortgage loan. As of June 30, 2025 and December 31, 2024, we had approximately $78,000 and $0, respectively, in mortgage interest payable.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. During the six months ended June 30, 2025 and the year ended December 31, 2024, deferred financing costs of approximately $244,000 and $0, respectively, were incurred related to the mortgage loan listed above. As such, the carrying value of the unamortized debt issuance costs as of June 30, 2025 and December 31, 2024 were approximately $224,000 and $0, respectively. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable, which totaled approximately $20,000 and $0, as of June 30, 2025 and December 31, 2024, respectively. For the six months ended June 30, 2025 and 2024, amortization of debt issuance costs was approximately $20,000 and $0, respectively, and is included within “Interest expense” in the consolidated statements of operations, respectively.

The following table presents the future principal payments due under the Company’s mortgage payable as of June 30, 2025 (dollar amounts in thousands):

Year	Amount
Remainder of 2025	$-
2026	108
2027	170
2028	14,222
2029	-
Thereafter	-
Total	$14,500

12.	Economic Dependency

 Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

15.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2025 for potential recognition or disclosure.

Investments

As of September 18, 2025, the Company sold two real estate investments, one that was classified as real estate held for sale and one that was classified as rental real estate as of June 30, 2025. Sale proceeds totaled approximately $2.0 million.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on March 31, 2017)
2.2*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed on March 31, 2017)
2.3*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-K filed on April 19, 2021)
2.4*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-SA filed on September 27, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof included as Appendix A to the Company’s Offering Circular filed on May 22, 2019)
6.1*	Form of License Agreement between Fundrise eFUND, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on March 31, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on March 31, 2017)
6.3*	Form of Merger Agreement dated by and among Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise National For-Sale Housing eFUND, LLC and Fundrise For-Sale Housing eFUND – Washington DC, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A/A filed November 16, 2020)

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2025.

Fundrise eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)